TowerBrook Financial, L.P.
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	408,404
Receivable from affiliate		719,636
Prepaid expenses and other assets		85,265
Furniture		8,065
Less: Accumulated depreciation		(6,145)
Net fixed assets		1,920
Total assets	$	1,215,225
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	98,925
Total liabilities		98,925
Commitments and contingencies (Note 5)		
Partners' capital		1,116,300
Total liabilities & partners' capital	$	1,215,225

The accompanying notes are an integral part of this statement of financial condition.